

Mail Stop 3720

May 11, 2007

Mr. Jeffrey M. Thompson
Chief Executive Officer
Towerstream Corporation
55 Hammarlund Way
Middletown, Rhode Island 02842

> **Re: Towerstream Corporation**
> **Registration Statements on Form SB-2**
> **File No. 333-141405**
> **File No. 333-142032**
> **Amended on May 3, 2007**

Dear Mr. Thompson:

We have reviewed your filings as amended and have the following comments:

General

1. We note your response to prior comment 2. Please advise what percentage the shares being offered represent of the total number of shares outstanding held by non-affiliates. Although you indicate that the amount being registered constitutes approximately 30% of the total number of shares outstanding, the focus of our analysis of whether your offering is a primary or secondary offering is on the number of shares being registered compared to the company's public float. If the percentage is significant, the potential market impact of this offering suggests that it should be viewed as an indirect primary offering by the company instead of a PIPEs transaction.

2. We note that on January 12, 2007 you issued shares to various investors upon the conversion of promissory notes, with conversion prices ranging from $1.50 per share to $1.60 per share. This issuance, however, does not appear to be included

in Recent Sales of Unregistered Securities in Part II of the registration statement. Please advise or revise.

Selling Stockholders

3. We note your response to prior comments 10 and 11. Please revise to include the requested tabular disclosure with respect to the shares issued on January 12, 2007 having conversion prices of $1.50 per share to $1.60 per share, apparently at a discount to the common stock priced on that date of $2.25 per share, or advise why you believe you may appropriately not do so. As appropriate, please also provide the requested disclosure with respect to prior comment 7, bullet point 4.

Selling Stockholders – page 40

4. We note your response to prior comment 9. With respect to selling shareholders who are broker-dealers or affiliates of broker-dealers, please revise your plan of distribution to state, if true:

   - That such seller purchased in the ordinary course of business; and

   - At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

5. We note your response to prior comment 13. Please note the purpose of the requested table is to show the potential dilutive effect of the shares being registered for sale in this offering when compared to the public float of the company. In light of the contemporaneous reverse merger, you should disclose the amount of shares held by non-affiliates, other than the selling shareholders, following the reverse merger.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Mr. Jeffrey Thompson
Towerstream Corporation
May 11, 2007
Page 3

You may contact Paul Fischer, Staff Attorney, at 202-551-3415, or me, at 202-551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Harvey J. Kesner, Esq. (*by facsimile*)